NEWS RELEASE

Canarc Receives Exclusive Lease Option for Fully Permitted Processing Plant in Zacatecas Mexico

Vancouver, Canada – October 19, 2015 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has received an approval from the Zacatecas state government to enter into an exclusive lease agreement, on favourable terms, on their fully permitted 500 tonne per day processing plant “plant” located close to Capstone Mining, Cozamin Mine, in the city of Zacatecas, Mexico.

Starting in 2016, Canarc plans to use the plant for toll milling up to 100 tonnes per day of ore from local small miners and to process the ore from Canarc’s recently acquired, fully permitted, El Compas Mine, located 20 kilometers away from the plant by road near the southern city limits of Zacatecas for a total of 500 tons per day.

Additional Details

The Government of Zacatecas, during a formal committee meeting held on October 15, 2015, has unanimously approved to grant Canarc, through is wholly owned Mexican subsidiary, an exclusive right to enter into a lease agreement for operating the plant.

The basic terms of the lease agreement will include an initial 5 year term, with the right to extend for another 5 years, attractive monthly rental payments starting after refurbishment completion, the obligation to reserve up to 100 tonnes per day for toll milling of local small miners’ ores, and Canarc’s offer to refurbish the existing plant circuits and construct a new leach circuit and lined tailings facility.

The plant was constructed by Zacatecas state government in September 2013 for processing ore available from local small miners in the state. The plant last operated in October 2014 and it remains a fully permitted crushing, grinding, flotation and tailings facility.

The plant equipment has been inspected by Canarc technical staff and is in good condition. It requires a relatively small amount of time and money in order to refurbish some equipment and recommence operations.

The plant rental lease is a major and critical step for Canarc to achieve its goal to becoming a producer and bringing the El Compas gold-silver mine into production in 2016.

This arrangement offers many advantages to Canarc, including:

•	Eliminates significant capital cost and time required to construct a plant and tailings facility.
•	Will provide Canarc additional revenue from processing of local small miners’ ores.
•	Eliminates the permitting time required to construct a plant and tailings facility at the El Compas mine-site.
•	Agreements are already in place for power and water to support plant operations.
•	Zacatecas has a ready supply of professionals and workers skilled in plant operations.
•	Significantly shortens the project schedule and reduces the completion risks for commencement of production in 2016.

Achieving the best metallurgical recoveries from El Compas ores will require the facility to be modified with the addition of a leach circuit. The tailings facility will also be modified to accommodate lined storage of the leach tailings. The Zacatecas government, as the plant owner, has agreed to provide Canarc with any support needed to permit a new leach circuit and related facilities.

The NI 43-101 preliminary economic assessment (“PEA”) report now underway, will outline the time and money required to modify and restart the plant and to bring the El Compas gold-silver mine into production for up to 500 tonnes per day.

Canarc has received preliminary interest from several financing groups interested in providing the capital required to start the operation. Canarc plans to seek additional financing options for production start as the preliminary economic assessment work is advancing during 2015.

Mr. Catalin Chiloflischi, CEO of Canarc, stated: “Today’s announcement, combined with the El Compas acquisition, represents one of the most important steps Canarc has made to transition into a successful producing gold-silver mining company during 2016. I want to thank all members of the Zacatecas government, related organizations and the local small miner, for their confidence and support. Canarc is determined to make this a success for everyone involved.”

About El Compas Gold-Silver Mine Project

The El Compas property is a fully permitted gold-silver mine project located in the heart of one of the world's most prolific silver mining districts, Zacatecas, Mexico, with excellent road access and infrastructure and readily available water, power and skilled labour. Comprised of 23 concessions totalling 2,900 hectares, El Compas is host to a number of gold bearing veins mined underground on a small scale by a private Mexican company in the past. A total of 86 drill holes were completed between 2005-2010 to confirm high-grade gold and silver mineralization within at least two of the vein structures (El Compas and El Orito).

Although exploration efforts to date focused on the gold bearing vein system near surface, significant potential exists for additional mineralization at depth in the El Compas and El Orito veins, and near surface in several other prospective veins hosted within the Mesozoic volcanic rocks typical of the district.

Mining Plus Engineering has been commissioned by Canarc on October 14, 2015 to complete an updated NI 43-101 resource report and a NI 43-101 Preliminary Economic Assessment (PEA) report for El Compas Project in Mexico, aimed to demonstrate the potential viability of mineral resources.

The PEA work that has now begun will continue during October, November and December 2015 with a goal to complete the PEA for public disclosure and regulatory filing during January 2016.

Qualified Person – Garry Biles, P. Eng., President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its gold properties in north and central BC. Canarc is also seeking a partner to advance its high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also seeking to acquire an operating or pre-production gold mines in the Americas.

For More Information - Please contact:

Canarc Resource Corp

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential Transaction, the completion of a private placement, the benefits of the potential Transaction, the merits of the mineral properties of Canarc and Marlin, the future performance of Canarc and Marlin, mineral resource estimates and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the Company's ability to close the definitive agreement with Marlin and complete the Transaction, the Company's ability to complete a private placement, uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.